UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes information regarding the pricing of Notes due 2020.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

FOR IMMEDIATE DISTRIBUTION

Sociedad Química y Minera de Chile S.A. announces pricing of Notes due 2020

Santiago, Chile, April 14, 2010.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported that it has priced today U.S.$250 million aggregate principal amount of 5.50% Notes due 2020. The notes will be offered to investors at a price of 99.817% of principal amount.

The notes will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under any U.S. state securities laws.  The notes are being offered solely (1) to qualified institutional buyers (as defined in Rule 144A under the Securities Act) and (2) to persons outside the United States in compliance with Regulation S under the Securities Act.

The notes will not be registered under Law 18,045, as amended, of Chile with the Superintendencia de Valores y Seguros (Chilean Securities Commission), and, accordingly, may not be offered to persons in Chile except in circumstances that do not constitute a public offering under Chilean law.

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium chloride and certain industrial chemicals. Its products are based on the development of high quality natural resources that allow SQM to be a leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen its world leadership in its three core businesses, specialty plant nutrition, iodine and lithium, and continue to grow its potassium chloride production.

Forfurtherinformation,contact:	Patricio Vargas, 56-2-4252485 /patricio.vargas@sqm.com
Mary Laverty, 56-2-4252074 / mary.laverty@sqm.com

For media inquiries, contact:	Fernanda Guerra, 56-2-4252027 / fernanda.guerra@sqm.com

Statements in this press release concerning SQM’s business outlook, future economic performances, anticipated profitability and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under U.S. securities laws. Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements are identified in public filings made with the U.S. Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: April 15, 2010